09059303

ITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Securities and Exchange Commission
RECEIVED
MAR 0 2 2009
Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Residential Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Meridian Crossings, Suite 100
(No. and Street)

Minneapolis	MN	55423
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Richter 952-857-7217
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	11017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Residential Funding Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA M. OBRIEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Accounts' Supplementary Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Residential Funding Securities, LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of Residential Funding Securities, LLC
(a wholly owned subsidiary of Residential Funding Company, LLC)

We have audited the accompanying statement of financial condition of Residential Funding Securities, LLC (the "Company") as of December 31, 2008. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Residential Funding Securities, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in footnote 1, the Company is a wholly owned subsidiary of Residential Funding Company, LLC, who is a wholly owned subsidiary of Residential Capital, LLC, and, as disclosed in the financial statements, has extensive transactions and relationships with affiliates. The financial results of the Company are not necessarily indicative of those which would have occurred had the Company operated independently.

PricewaterhouseCoopers LLP

February 27, 2009

Residential Funding Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	9,424,485
Cash segregated under federal regulations		1,000,000
Trading securities owned, at estimated fair value		70,305,013
Accrued interest receivable		1,007,318
Deposits with clearing organizations		15,036,169
Total assets	$	96,772,985
Liabilities and Equity		
Liabilities		
Payable to affiliates	$	15,699
Derivative financial instruments		743,750
Total liabilities		759,449
Subordinated liabilities with affiliates		50,000,000
Equity		
Member's interest		34,500,966
Retained earnings		11,512,570
Total equity		46,013,535
Total liabilities and equity	$	96,772,985

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Residential Funding Securities, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Residential Funding Company, LLC ("RFC" or "Parent"). RFC is a wholly owned subsidiary of GMAC-RFC Holding Company, LLC, which is a wholly owned subsidiary of Residential Capital, LLC ("ResCap"), which is a wholly owned subsidiary of GMAC Mortgage Group, LLC, which is a wholly owned subsidiary of GMAC, LLC ("GMAC"). Effective June 1, 2006, the Company converted to a limited liability company under the laws of the State of Delaware.

The Company has the capability to underwrite, distribute and provide capital market liquidity for mortgage-backed and mortgage-related asset-backed securities sold by affiliates to both institutional investors and financial institutions. This volume is largely reliant on the securitization activity of its affiliates. In addition, the Company trades mortgage-backed securities, asset-backed securities and other fixed income securities with brokers, dealers and institutional investors. The Company currently holds mortgage-backed and asset-backed securities for its account. The Company does not maintain or carry customer funds or securities.

As discussed in Note 7, the Company has extensive transactions and relationships with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid investments with original maturities of 90 days or less. The book value of cash equivalents approximates fair value because of the short maturities of these instruments.

Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash that has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from and Payable to Brokers and Dealers and Customers/Revenue Recognition

The Company's mortgage-backed, asset-backed and other fixed income security transactions are recorded on a trade-date basis. The amounts receivable from and payable to brokers and dealers and institutional customers result from delivery-versus-payment transactions. At December 31, 2008, there were no receivables from or payables to broker-dealers or customers.

Trading Securities Owned and Sold, Not Yet Purchased

The Company owns mortgage-backed securities and asset-backed securities held for trading. These securities are recorded on trade date and carried at estimated fair value with unrealized gains and losses recorded in the Statement of Operations. Fair value is estimated based on a combination of information obtained from recent comparable sales of securities, indications from dealers, anticipated prices based on activity in the market and discounted cash flow analyses. At December 31, 2008, there were no securities sold, not yet purchased.

Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase
The Company enters into repurchase agreements with various counterparties in order to finance certain securities. Under the repurchase agreements, the counterparties have agreed to resell to the Company either the same or a similar security upon maturity of the agreement. U.S. Treasury securities purchased under agreements to resell and mortgage-backed, asset-backed and U.S. Treasury securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, plus accrued interest. At December 31, 2008, there were no securities purchased under agreements to resell or securities sold under agreements to repurchase.

Income Taxes
In November 2006, the Company elected to be treated as a limited liability company for federal tax purposes. As a result of this election, the Company is taxed as a partnership and is no longer subject to federal and certain state income tax. For any state that imposes income tax on limited liability companies, the Company provides for those state filings on a stand-alone basis.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which supplements Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is more-likely-than-not to be sustained solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Fair Value of Financial Instruments
The financial instruments of the Company are reported on the statement of financial condition at market or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure, interest rate volatility

and regulatory changes. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Risks and Uncertainties
The Company and its parent and affiliates have been negatively impacted by the events and conditions in the mortgage banking industry and the broader economy. The market deterioration has led to fewer sources of, and significantly reduced levels of, liquidity available to finance the Company's operations.

The Company actively manages its liquidity and capital position and is continually working on initiatives to address its liquidity needs. The Company remains heavily dependent on its parent and affiliates for funding and capital support and there can be no assurance that its parent or affiliates will continue such actions.

ResCap has indicated that there remains substantial doubt about its ability to continue as a going concern. Although GMAC's continued actions through various funding and capital initiatives demonstrate support for ResCap, and GMAC's status as a bank holding company and completion of its debt exchange better positions GMAC to be capable of supporting ResCap, there are currently no commitments or assurances for future funding and/or capital support of ResCap.

In the normal course of business, the Company's trading activities involve the execution, settlement and financing of various securities transactions. If the transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate non-performance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Recently Issued Accounting Standards
Statement of Financial Accounting Standards No. 161 — In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS No. 161"). SFAS No. 161 requires specific disclosures regarding the location and amounts of derivative instruments in the financial statements; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect the financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued and for fiscal years and interim periods beginning after November 15, 2008; however, early application is permitted. Because SFAS No. 161 impacts the disclosure and not the accounting treatment for derivative instruments and related hedged items, the adoption of SFAS No. 161 will not have an impact on the Company's financial condition or results of operations.

Recently Adopted Accounting Standards
Statement of Financial Accounting Standards No. 157 — On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides a definition of fair value, establishes a framework for measuring fair value under GAAP, and requires

expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The Company adopted SFAS No. 157 on a prospective basis. SFAS No. 157 required retrospective adoption of the rescission of Emerging Issues Task Force issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") and certain other guidance. There was no impact to the Company as a result of the adoption of SFAS No. 157. Refer to Note 3— Fair Value — for further detail.

FSP FIN No. 39-1 — On January 1, 2008, the Company adopted FIN No. 39-1, *Amendment of FASB Interpretation No. 39*. FIN No. 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. It also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the statement of financial position. In addition, this FSP requires an entity to make an election related to the offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments without regard to the company's intent to settle the transactions on a net basis. The Company has elected to present these items gross. There was no impact to the Company as a result of the adoption of FSP FIN No. 39-1.

Statement of Financial Accounting Standards No. 162 — In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the "Hierarchy"). The Hierarchy within SFAS No. 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* (SAS No. 69). SFAS No. 162 was effective as of November 2008, 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* approved in September 2008. The adoption of SFAS No. 162 did not have a material effect because the Company has utilized the guidance within SAS No. 69.

FSP FAS 157-3 — In October 2008, the FASB directed the FASB Staff to issue FSP FAS No. 157-3, *Determining Fair Value of a Financial Asset in a Market that is Not Active*. This FSP applies to financial assets within the scope of all accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. This FSP clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154, *Accounting Changes and Error Corrections,* paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The impact of adopting FSP FAS No. 157-3 did not have a material impact on the Company's fi nancial condition or results of operations.

3. Fair Value

Fair Value Measurements

The Company adopted SFAS No. 157 on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e. observable inputs) and the lowest priority to data lacking transparency (i.e. unobservable inputs). Additionally, SFAS No. 157 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring fair value of a liability.

SFAS No. 157 establishes a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity

Level 2 Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3 Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management's best assumptions of how market participants would price the assets and liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Trading securities — Trading securities are recorded at fair value and include retained interests in assets sold through off-balance sheet securitizations and purchased securities. The securities may be mortgage-backed or mortgage-related asset-backed securities (including senior and subordinated interests), interest-only, principal-only, or residual interests and may be investment grade, non-investment grade or unrated securities. Of the $22.7 million of trading losses reflected in the Statement of Operations, $20.6 million is related to trading securities still held as of December 31, 2008. The Company bases its valuation of trading securities on observable market prices when

available; however, observable market prices are not available for a portion of these assets due to illiquidity in the markets. When observable prices are not available, the Company primarily bases valuations on internally developed discounted cash flow models that use a market-based discount rate. The valuation considers recent market transactions, experience with similar securities, current business conditions and analysis of the underlying collateral, as available. In order to estimate cash flows, the Company utilizes various significant assumptions, including market observable inputs such as forward interest rates, as well as internally developed inputs such as prepayment speeds, delinquency levels, and credit losses. Accordingly, the Company classified 17.9% of the trading securities reported at fair value as Level 3 at December 31, 2008. The Company reflected all Level 3 assets as non-marketable securities in Part II of unaudited Form X-17A-5 as of December 31, 2008.

Derivative instruments — The Company utilizes a variety of financial instruments, including derivatives, to manage risk related to the value of its trading securities.

The Company enters into a variety of derivative financial instruments as part of its hedging strategies. Certain of these derivatives are exchange traded, such as Eurodollar futures, or traded within highly active dealer markets, such as agency to-be-announced securities. In order to determine the fair value of these instruments, the Company utilizes the exchange price or dealer market price for the particular derivative contract; and therefore, these contracts are classified as Level 1. The Company classified all derivative liabilities reported at fair value as Level 1 at December 31, 2008.

The Company has netting arrangements (ISDAs) in place with all derivative counterparties. Additionally, both the Company and the counterparty are required to post cash collateral based upon the net underlying market value of the Company's open positions with the counterparty. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or to the counterparty is considered materially mitigated and based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

Recurring Fair Value

The following table displays the assets and liabilities measured at fair value on a recurring basis. The Company often economically hedges the fair value change of its assets or liabilities with derivatives and other financial instruments. The table below displays the hedges separately from the hedged items, and therefore does not directly display the impact of the Company's risk management activities.

	Recurring Fair Value Measurements At December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Trading securities	$ -	$ 57,755,241	$ 12,549,772	$ 70,305,013
Total assets	$ -	$ 57,755,241	$ 12,549,772	$ 70,305,013
Liabilities				
Derivative liabilities	$ (743,750)	$ -	$ -	$ (743,750)
Total liabilities	$ (743,750)	$ -	$ -	$ (743,750)

The table below presents reconciliation for all of the Company's Level 3 assets and liabilities measured at fair value on a recurring basis. The Level 3 items presented below may be hedged by derivatives and other financial instruments that are classified as Level 1 or Level 2. Thus, the table below does not fully reflect the impact of the Company's risk management activities.

Level 3 Recurring Fair Value Measurements
Year Ended December 31, 2008

		Total Net Gains/(Losses) Included in Net Income:				
	January 1, 2008 Level 3 Fair Value	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements, Net	Net Transfers In/(Out) of Level 3	December 31, 2008 Level 3 Fair Value
Assets						
Trading securities	$ 26,808,407	$ (9,356,720)	$ (15,038,814)	$ 10,136,899	$ -	$ 12,549,772
Total	$ 26,808,407	$ (9,356,720)	$ (15,038,814)	$ 10,136,899	$ -	$ 12,549,772

Fair Value of Financial Instruments

In accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, the Company is required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which fair value can be estimated.

The Company values all of its financial instruments recognized on the Statement of Financial Condition using the same methods and assumptions as discussed above under SFAS No. 157. These methods and assumptions include estimated amounts at which a financial instrument could be exchanged in a current transaction between willing parties. When possible, the Company uses quoted market prices to determine fair value. Where quoted market prices are not available, the fair value is derived based upon appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchanges.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments recognized on the balance sheet as of December 31, 2008:

	Carrying Amount	Estimated Fair Value
Assets		
Cash and cash equivalents	$ 9,424,485	$ 9,424,485
Cash segregated under federal regulations	1,000,000	1,000,000
Trading securities owned	70,305,013	70,305,013
Accrued interest receivable	1,007,318	1,007,318
Deposits with clearing organizations	15,036,169	15,036,169
Liabilities		
Payable to affiliates	$ 15,699	$ 15,699
Derivative financial instruments	743,750	743,750
Subordinated liabilities with affiliates	50,000,000	50,000,000

4. Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

At December 31, 2008, there were no securities purchased under agreements to resell or securities sold under agreements to repurchase.

Resell and repurchase agreements are collateralized by U.S. Treasury securities or various mortgage-backed and asset-backed securities. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2008, the Company had net capital of $81,533,534, which was $81,283,534 in excess of its required net capital of $250,000.

6. Income Taxes

The income tax provision for the year ended December 31, 2008, is as follows:

Income tax expense	
Federal	$ -
State	106,264
Total income tax provision	$ 106,264

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax asset:	
Loss carryforwards	$ 159,144
Gross deferred tax asset	159,144
Valuation allowance	(159,144)
Net deferred tax asset	-
Deferred tax liability	-
Total net deferred tax asset (liability)	$ -

A valuation allowance has been established against the Company's deferred tax assets as of December 31, 2008, because the Company has determined that it is not more likely than not that all such tax assets will be realized in the future.

At December 31, 2008, the Company had state net operating loss carryforwards of $52.5 million. The net operating loss carryforwards relate to certain states that impose an income tax on limited liability companies. The state net operating loss carryforwards expire in the years 2016 - 2028.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. As of the adoption date, the Company had no uncertain tax positions. Consequently, the adoption of the interpretation had no impact on retained earnings. As of December 31, 2008, the Company continued to have no uncertain tax positions.

A reconciliation of the provision for income taxes compared with the amounts at the statutory rate was as follows:

	Amount	Percent
Tax at federal income tax rate	$ (7,793,864)	35.00
State taxes - LLC, no federal benefit	(52,880)	0.24
Valuation allowance	159,144	(0.71)
LLC income not subject to federal tax	7,793,864	(35.00)
Total income tax provision	$ 106,264	(0.48)

7. Affiliate Transactions

Amounts payable to affiliates at December 31, 2008, relate to unsettled funds associated with intercompany borrowings and certain other transactions with affiliates.

The Company has also entered into a loan agreement with RFC which provides RFC the ability to borrow funds from the Company on a limited short-term basis. All outstanding amounts pursuant to this loan agreement accrue interest at a floating rate equal to RFC's average cost of funds. This loan agreement with RFC matured on March 25, 2008, and was automatically renewed for another year, per the agreement. There was no activity in 2008 related to this agreement and as of December 31, 2008, there was no outstanding balance.

During 2008, the Company was charged $5,789,635 in interest by its affiliates on borrowings to finance securities transactions. At December 31, 2008, the Company had $50,015,699 of borrowings outstanding from its affiliates, including $50,000,000 of subordinated debt (Note 8). Outstanding borrowings accrue interest at a floating rate equal to RFC's average cost of funds. At December 31, 2008, the interest rate was 9.07% and the weighted average interest rate during the year was 8.98%.

The Company routinely enters into security transactions with its affiliates. As of December 31, 2008, the Company did not have any unsettled security purchases with affiliates.

During 2008, the Company underwrote approximately $180 million of mortgage-backed and asset-backed securities issued by its affiliates.

RFC provides the Company with all administrative and trading personnel, as well as various other administrative services, including equipment rental, data processing, maintenance and other corporate services. An Expense Sharing Agreement has been executed between the Company and RFC. As detailed in the agreement and presented in the Statement of Operations as Operating Expenses, expenses estimated to reflect all operating expenses related to the business of the Company are allocated by RFC to the Company. This agreement may be amended from time to time by a signed memorandum between the entities.

8. Subordinated Liabilities

At December 31, 2008, the Company has a $50,000,000 subordinated debt agreement with RFC, which satisfies the provisions of Appendix D of Securities Exchange Act Rule 15c3-1. This agreement was approved by NASD Regulation, Inc. and is therefore allowable in the Company's net capital computation. The agreement was entered into during 2006 and matures on April 30, 2009.

The Company began the year with a second $50,000,000 subordinated debt agreement with RFC. The agreement was due to mature on April 30, 2008. The Company prepaid the loan and terminated the agreement on March 25, 2008, subsequent to FINRA review and approval.

The Company's outstanding borrowings accrue interest at a floating rate equal to RFC's average cost of funds. At December 31, 2008, the interest rate on borrowings was 9.07%, and the weighted average interest rate during the year was 8.96%. The carrying value of the subordinated debt approximates fair value.

9. Derivative Financial Instruments

The Company utilizes a variety of financial instruments, including derivatives, to manage risk related to the value of its trading securities.

The Company enters into a variety of derivative financial instruments as part of its hedging strategies. Certain of these derivatives are exchange traded, such as Eurodollar futures, or traded within highly active dealer markets, such as agency to-be-announced securities. In order to determine the fair value of these instruments, the Company utilizes the exchange price or dealer

market price for the particular derivative contract; and therefore, these contracts are classified as Level 1. The Company classified all derivative liabilities reported at fair value as Level 1 at December 31, 2008.

The Company has netting arrangements (ISDAs) in place with all derivative counterparties. Additionally, both the Company and the counterparty are required to post cash collateral based upon the net underlying market value of the Company's open positions with the counterparty. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or to the counterparty is considered materially mitigated and based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

At December 31, 2008, the notional amount (which does not represent the amount at risk), the carrying amount and the fair market value of the Company's derivative financial instruments that are used for risk management purposes are summarized below. As these derivatives are not designated as accounting hedges, changes in the fair value of the derivative instruments are recognized in earnings each period.

	Notional Amount	Carrying Amount	Fair Value
Mandatory forward delivery and purchase commitments	$ 56,000,000	$ (743,750)	$ (743,750)

Residential Funding Securities, LLC

A wholly owned subsidiary of Residential Funding Company, LLC

Statement of Financial Condition
December 31, 2008
Filed Pursuant to 17a-5(e)(3) as a Public Document